Exhibit 99.1

TELUS announces agreement to acquire LifeWorks, strengthening TELUS Health’s position as a leading global digital health and wellness provider

Acquisition significantly accelerates TELUS Health’s vision of employer-based healthcare, increasing access to high quality, proactive healthcare and mental wellness for employees by unifying digital-first solutions across the care continuum

Adds LifeWorks’ leading employee and family assistance program (“EFAP”) and benefits administration capabilities to TELUS Health’s existing suite of leading digital health technologies, providing virtual care and in-person care, support for mental health, virtual pharmacy, home health monitoring, electronic medical and collaborative health records, benefits and pharmacy management solutions, and personal emergency response services

Shared values and beliefs between TELUS Health and LifeWorks will facilitate collaboration required to rapidly deploy next-gen employer digital primary and preventative health and wellness capabilities for the benefit of employees around the world

Combined organization has thousands of leading corporate clients across Canada, the U.S. and in over 160 countries covering more than 50 million lives worldwide, enabling an unparalleled digital health and wellness experience for customers, employers and employees

Synergies with TELUS International to leverage extensive client base and significant expertise in client service to grow enhanced TELUS Health product offerings to clients internationally

Acquisition adds significant scale to TELUS Health, with combined annual revenue of approximately $1.6 billion1, underpinning continued strong growth and profitability

Vancouver, B.C. June 16, 2022 – TELUS Corporation (“TELUS”) (TSX: T; NYSE: TU) today announced that it has entered into a definitive agreement with LifeWorks, Inc. (TSX: LWRK) pursuant to which TELUS will acquire all of the issued and outstanding common shares of LifeWorks for $33.00 per LifeWorks common share, representing total offer consideration of approximately $2.3 billion, and the assumption of net debt of approximately $600 million, subject to required court, LifeWorks shareholder, stock exchange and regulatory approvals (the “Transaction”). All currency values in this news release are in Canadian dollars unless otherwise noted.

“We look forward to welcoming LifeWorks employees and customers into our TELUS Health family,” said Darren Entwistle, President and CEO of TELUS. “Today’s announcement will enable us to combine the respective skills and capabilities of LifeWorks and TELUS Health, creating a globally leading, end-to-end, digital-first employee preventative and mental health and wellness platform covering more than 50 million lives. Customers will benefit from our team’s steadfast focus on providing exceptional customer experiences over our world-leading broadband networks, our consolidated engineering talent that will incorporate best-in-class data platform technologies to positively impact health outcomes for employees and their families, and our significantly expanded economies of scope and scale. This includes complementing LifeWorks’ international relationships with TELUS International’s proven expertise in digital transformation and client service excellence, as well as their expansive client base and delivery teams spanning 28 countries, to extend our offerings to customers well beyond Canada. Indeed, at TELUS Health, our mission is predicated on the belief that we can build a healthier future for people around the world by leveraging the power of technology, in combination with our caring culture, to promote collaboration and efficiency, and create better health experiences across the entire health ecosystem. This is particularly crucial in the post-pandemic era, where employers and their employees are struggling with mental health and well-being concerns. In this regard, our combined organizations, guided by a shared set of values, will provide employers with simple, convenient and effective, data-driven primary and preventive care solutions for employees and their families to proactively manage their health and wellness, including their mental health, so that they can lead their healthiest and most productive professional and personal lives.”

1The combined annual revenue figure of approximately $1.6 billion referenced in this news release was derived by adding (i) TELUS Corporation’s Technology solutions segment’s health services revenues determined in accordance with IFRS for the twelve-month period ended March 31, 2022, and (ii) LifeWorks’ revenues determined in accordance with IFRS for the twelve-month period ended March 31, 2022.

Stephen Liptrap, President and CEO of LifeWorks, stated, “The Transaction represents an exciting new chapter for LifeWorks. The combination of TELUS Health and LifeWorks represents an unmatched opportunity to create a leader in employer-focused primary and preventative digital healthcare and mental wellness solutions on a global basis. Together, we will accelerate our shared vision of empowering individuals to live their healthiest lives by unifying the continuum of care through digital-first innovations, as well as our unmatched in-person care. Our two organizations also have shared values and are leading, purpose-driven organizations committed to improving the lives of people around the world. The fit for the LifeWorks team couldn’t be better.”

Doug French, Executive Vice-president and CFO of TELUS said, “This transaction is financially compelling and strategically attractive to TELUS, and a natural complement to TELUS Health, significantly accelerating our vision of advancing employer-based healthcare, increasing access to high quality, proactive healthcare and mental wellness for employees. We have identified readily achievable synergies and anticipate being able to drive significant cross-selling opportunities between our respective organizations, including TELUS International in particular, while driving better health outcomes for the employees and families that we serve around the world. These cross-selling synergies, alongside those related to operating costs, are expected to accelerate once we complete the integration, reaching an annual run rate in excess of $170 million over the next three to five year period, enhancing EBITDA and free cash flow growth.
We will assess the impact to our annual guidance after the closing of this transaction. In 2021, LifeWorks reported consolidated revenue and adjusted EBITDA of over $1 billion and $195 million, respectively, approximating nearly 6 per cent of TELUS’ consolidated revenue, and 3 percent of adjusted EBITDA2, reported in 2021. Pro forma leverage is not anticipated to increase materially given LifeWorks robust cash flow generation, and our leading dividend growth program, which was recently extended through 2025 targeting annual growth of 7 to 10 per cent, remains unaffected.”

2Calculated as LifeWorks Adjusted EBITDA of approximately $195 million for the financial year ended December 31, 2021 divided by TELUS Adjusted EBITDA for the financial year ended December 31, 2021. LifeWorks Adjusted EBITDA is a non-GAAP measure and TELUS Adjusted EBITDA is a specified financial measure, both of which do not have standardized meanings under IFRS-IASB and might not be comparable to those used by other issuers. For further definitions and explanations of LifeWorks Adjusted EBITDA, including a reconciliation to the most directly comparable financial measure under IFRS, see “Selected unaudited consolidated financial information” in LifeWorks’ 2021 annual MD&A available on SEDAR at www.sedar.com, which section is incorporated by reference herein. For the financial year ended December 31, 2021, LifeWorks loss was $24.085 million.

The purchase price will be funded with a combination of cash and TELUS common shares, subject to pro-ration such that the aggregate consideration will be paid 50 per cent in cash and 50 per cent in TELUS common shares. The offer price of $33.00 per LifeWorks common share implies a premium of 89 per cent to the volume weighted average price of the common shares of LifeWorks for the 20 trading days ending June 14, 2022.

Transaction Rationale
There has been an unprecedented shift in what is needed to support employers in addressing the evolving health and wellness needs of employees and their families, including a greater focus on supporting mental health. The traditional EFAP industry faces increasing pressure to keep up with the rapid pace of change, while seeing increased competition from upstarts that offer scalable, digital-first solutions available wherever an employee may be working, that are able to address the realities facing the modern workforce. LifeWorks has long-standing EFAP market expertise, which includes its unmatched high-touch and in-person solution, as well as its 15-year investment in and focus on its leading digital capabilities and platform, and extensive administrative, retirement and financial solutions. Our strong belief is that these capabilities, in combination with TELUS Health’s track record of developing rich, digitally-native primary, preventative mental health solutions for individuals, patients and practitioners, as well as our exciting IoT capabilities that we are developing for the health vertical, represent an unparalleled go-to-market comprehensive health and mental wellness offering that is well positioned to realize this long-term upside opportunity and take share against legacy and upstart competitors alike. Together, we will advance healthcare delivery models to address both the physical and mental health and wellness challenges impacting our communities, including mental health, aging, and access to care and resources.

Within TELUS Health, we are leveraging the power of our globally leading technology and our caring culture, to build a healthier future. Through collaboration and efficiency, we are creating better health experiences, and cultivating the seamless flow of healthcare data to yield improved outcomes across the entire health and wellness ecosystem.

TELUS Health and Lifeworks have a shared vision of making it simple and effective for our customers to successfully access and proactively manage their own health and wellness by creating a world-class provider of the most comprehensive suite of employee and family primary and preventative digital healthcare solutions, delivered with an unmatched level of clinical and customer service excellence, and underpinned by our globally-recognized corporate culture of care and brand.

Transaction Details
Under the terms of the Transaction, LifeWorks common shareholders will receive, at the election of each shareholder, either (i) $33.00 in cash or (ii) 1.06420 common share of TELUS for each LifeWorks common share held, subject in each case to pro-ration, such that the aggregate consideration paid to LifeWorks common shareholders will consist of 50 per cent in cash and 50 per cent in TELUS common shares or (iii) $16.50 in cash and 0.53210 common share of TELUS for each LifeWorks common share held. The TELUS common shares issued to LifeWorks common shareholders in connection with the Transaction will be issued based on a reference price of $31.01 per TELUS common share, representing the volume weighted average price of the TELUS common shares for the 20 trading days ending June 14, 2022. Giving full effect to pro-ration, the consideration for each LifeWorks common share represents $16.50 in cash and 0.53210 of a common share of TELUS.

TELUS has structured the financing for the Transaction in order to maintain a strong and flexible balance sheet consistent with TELUS’ investment grade profile. With over $2.6 billion of available liquidity at the end of the first quarter of 2022, combined with incremental commitments of $1.9 billion from CIBC and Scotiabank, TELUS has the capacity to finance the cash portion of this transaction, including the refinancing of LifeWorks outstanding bank debt.

The Transaction will be effected through a plan of arrangement and is subject to court approval, LifeWorks shareholder approval, the approvals of the Toronto Stock Exchange and the New York Stock Exchange, regulatory approvals and other customary closing conditions. The Transaction will be subject to the approval of 66 ⅔ per cent of the votes cast by LifeWorks common shareholders at a special meeting of LifeWorks common shareholders (the “Special Meeting”) expected to be held no later than August 5, 2022 to approve the Transaction. If such approvals are obtained and conditions are met, closing of the transaction is expected to occur on or about the fourth quarter of 2022.

The definitive agreement between TELUS and LifeWorks provides for a non-solicitation covenant on the part of LifeWorks, subject to customary “fiduciary out” provisions, and a right in favour of TELUS to match any superior proposal. If TELUS does not exercise its right to match, TELUS would receive a termination fee of approximately $94 million should LifeWorks support any superior proposal. A reverse break fee of approximately $140 million would be payable by TELUS to LifeWorks should the transaction not close for regulatory reasons.

The Board of Directors of LifeWorks, having received a unanimous recommendation from a special committee composed solely of independent directors (the "Special Committee") and legal and financial advice, has unanimously determined that the transaction is in the best interests of LifeWorks and is fair to its shareholders, unanimously approved the Transaction and recommends that LifeWorks common shareholders vote in favour of the Transaction. Directors and senior officers of LifeWorks have entered into support and voting agreements pursuant to which, subject to certain terms and conditions, they have agreed to vote all of their LifeWorks common shares in favour of the Transaction at the Special Meeting.

Further information regarding the Transaction will be contained in a management proxy circular that LifeWorks will prepare, file and mail to LifeWorks common shareholders in advance of the Special Meeting. Copies of the Agreement and management proxy circular will be available on SEDAR at www.sedar.com.

Conference call
TELUS and LifeWorks will hold a joint conference call scheduled for Thursday, June 16, 2022 at 8:00 a.m. (Eastern) and will feature a presentation to discuss the Transaction, followed by a question and answer period with investment analysts. Interested parties, including media and others, can access the webcast here.

Conference call details:
Dial-in toll-free: 1-855-353-9183
Dial-in overseas: 1-403-532-5601
Participant code: 64600#

An audio recording will be available approximately 60 minutes after the call until August 15, 2022 at 1-855-201-2300. Please quote conference access code 64600# and playback access code 0112420#. An archive of the webcast will also be available at telus.com/investors and a transcript will be posted on the website within a few business days.

About TELUS Corporation
TELUS (TSX: T, NYSE: TU) is a dynamic, world-leading communications technology company with $17 billion in annual revenue and 17 million customer connections spanning wireless, data, IP, voice, television, entertainment, video, and security. Our social purpose is to leverage our global-leading technology and compassion to drive social change and enable remarkable human outcomes. Our longstanding commitment to putting our customers first fuels every aspect of our business, making us a distinct leader in customer service excellence and loyalty.

The numerous, sustained accolades TELUS has earned over the years from independent, industry-leading network insight firms showcase the strength and speed of TELUS’
global-leading networks, reinforcing our commitment to provide Canadians with access to superior technology that connects us to the people, resources and information that make our lives better.

TELUS Health is Canada’s leader in digital health technology, improving access to health and wellness services and revolutionizing the flow of health information across the continuum of care. TELUS Agriculture provides innovative digital solutions throughout the agriculture value chain, supporting better food outcomes from improved agri-business data insights and processes. TELUS International (TSX and NYSE: TIXT) is a leading digital customer experience innovator that designs, builds, and delivers next-generation solutions, including AI and content moderation, for global and disruptive brands across high-growth industry verticals, including tech and games, communications and media and ecommerce and FinTech. TELUS and TELUS International operate in 28 countries around the world.

Consistent with our community philosophy of "We give where we live" and our commitment to connecting all citizens to make the world a better place, TELUS team members, current and retired, have donated more than $900 million and 1.8 million volunteer days to the community since 2000. Their unprecedented generosity and outstanding contributions have made TELUS the world's largest corporate donor. Together, we're making the future friendly.

For more information about TELUS, visit telus.com and follow us on Twitter (@TELUSnews) and Instagram (@Darren_Entwistle).

About TELUS Health
TELUS Health is the Canadian leader in digital health technology, providing virtual care, virtual pharmacy, home health monitoring, electronic medical and health records, benefits and pharmacy management, and personal emergency response services. By leveraging the power of technology to deliver connected solutions and services, TELUS Health is improving access to care and revolutionizing the flow of information while facilitating collaboration, efficiency, and productivity for physicians, pharmacists, health authorities, allied healthcare professionals, insurers, employers, and all Canadians, to progress its vision of transforming healthcare and empowering people to live healthier lives. Through the TELUS Health Care Centres, teams of renowned and passionate healthcare professionals deliver best-in-class patient-centric preventative care to thousands of Canadian employers, professionals, and families in more than 15 medical clinics located across the country.

For more information please visit: www.telushealth.com.

About TELUS International
TELUS International (NYSE & TSX: TIXT) designs, builds and delivers next-generation digital solutions to enhance the customer experience (CX) for global and disruptive brands. The company’s services support the full lifecycle of its clients’ digital transformation journeys, enabling them to more quickly embrace next-generation digital technologies to deliver better business outcomes. TELUS International’s integrated solutions span digital strategy, innovation, consulting and design, IT lifecycle including managed solutions, intelligent automation and end-to-end AI data solutions including computer vision capabilities, as well as omnichannel CX and trust and safety solutions including content moderation. Fueling all stages of company growth, TELUS International partners with brands across high growth industry verticals, including tech and games, communications and media, eCommerce and fintech, banking, financial services and insurance, healthcare, and travel and hospitality.

TELUS International’s unique caring culture promotes diversity and inclusivity through its policies, team member resource groups and workshops, and equal employment opportunity hiring practices across the regions where it operates. Since 2007, the company has positively impacted the lives of more than one million citizens around the world, building stronger communities and helping those in need through large-scale volunteer events and charitable giving. Five TELUS International Community Boards have provided $4.7 million in funding to grassroots charitable organizations since 2011. Learn more at: telusinternational.com.

About LifeWorks
LifeWorks is a world leader in providing digital and in-person solutions that support the total wellbeing of individuals – mental, physical, financial and social. As the trusted leader in mental health and wellbeing, LifeWorks delivers a personalized continuum of care that helps our clients improve the lives of their people and by doing so, improve their business. Guided by our purpose to improve lives and improve business, we help our clients improve the wellbeing of their people, we help them improve workforce engagement and productivity, thereby improving the performance of our clients’ organizations. LifeWorks is a publicly traded company on the Toronto Stock Exchange (TSX: LWRK). The Company has approximately 7,000 employees, 25,000 clients, and serves 36 million individuals and their families in more than 160 countries.

Forward-looking statements
This news release contains statements about future events and plans at TELUS (the Company) that are forward-looking which include, without limitation, statements relating to the Transaction; available liquidities; the expected timing of, and conditions precedent to, completion of the Transaction; the attractiveness of the Transaction from a financial perspective; the strength, complementarity and compatibility of LifeWorks’ business with TELUS’ existing business and teams; the anticipated strategic, financial and other benefits of the Transaction, including corporate, operational, scale, cross-selling opportunities, cost reductions and other synergies and their impact on TELUS’ future growth, results of operations, performance, business, prospects, leverage, market positioning and opportunities. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, strategy, target and other similar expressions, or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, predict, seek, should, strive and will. These statements are made pursuant to the “safe harbour” provisions of applicable securities laws in Canada and the United States Private Securities Litigation Reform Act of 1995. Estimates such as expected future revenues, EBITDA, free cash flow, accretion and annual run-rate synergies, are preliminary management estimates provided for illustrative purposes. Such estimates are necessarily imprecise and are based on judgments and assumptions.

By their nature, forward-looking statements are subject to inherent risks and uncertainties and are based on assumptions, including, without limitation, assumptions regarding: the receipt of all requisite shareholder, court, stock exchange and regulatory approvals required to complete the Transaction in a timely manner and on terms acceptable to TELUS; the realization of the expected strategic, financial and other benefits, cross-selling opportunities and synergies of the Transaction in the timeframe anticipated; economic and political environments and industry conditions; TELUS’ ability to retain and attract new business, drive significant cross selling opportunities between the respective organizations, including TELUS International, and achieve other synergies and leadership arising from successful integration plans relating to the Transaction; TELUS’ ability to otherwise complete the integration of the business acquired within anticipated time periods and at expected cost levels; the accuracy and completeness of public and other disclosure (including financial disclosure) by LifeWorks; absence of significant undisclosed costs or liabilities associated with the Transaction; TELUS’ ability to attract and retain key employees in connection with the Transaction; the maintenance of TELUS’ investment grade credit rating; as well as management's estimates and expectations in relation to future economic and business conditions and other factors in relation to the Transaction and resulting impact on growth and accretion in various financial metrics. These assumptions may ultimately prove to have been inaccurate and, as a result, our actual results or events may differ materially from our expectations expressed in or implied by the forward-looking statements.

There is significant risk that the forward-looking statements in this news release will not prove to be accurate, including risks and uncertainties relating to the following: the integration of LifeWorks; TELUS’ dependence on key employees and the loss of certain key personnel of LifeWorks; the possible failure to realize, in the timeframe anticipated or at all, the anticipated strategic, financial and other benefits and synergies of the Transaction; the failure to close the Transaction or change in the terms of the Transaction; the uncertainty of obtaining in a timely manner, or at all, the requisite shareholder, court, stock exchange and regulatory approvals required to complete the Transaction; the inherent uncertainty associated with financial or other projections; increased indebtedness; and transitional risk; potential undisclosed costs or liabilities associated with the Transaction; the reliance on information provided by, and assumptions, judgments and allocations made by, LifeWorks; change of control and other similar provisions and fees.

Dividend decisions will continue to be subject to our Board’s assessment and the determination of our financial situation and outlook on a quarterly basis. There can be no assurance that we will maintain a dividend growth program or that it will be unchanged through 2025.

The forward-looking statements contained in this news release describe the Company’s expectations at the date of this news release and, accordingly, are subject to change after such date.

Statements regarding our financial outlook, which is described in our news release dated February 10, 2022 and reaffirmed in our news release dated May 6, 2022, to which readers should refer, are made based on the assumptions and subject to the qualifications and risk factors referred to in those news releases and in Section 9 General trends, outlook and assumptions, and regulatory developments and proceedings and Section 10 Risks and risk management in our 2021 annual MD&A, as supplemented by Section 9 Update to general trends, outlook and assumptions, and regulatory developments and proceedings in our interim MD&A for the first quarter ended March 31, 2022 and in other TELUS public disclosure documents and filings with securities commissions in Canada (on SEDAR at sedar.com) and in the United States (on EDGAR at sec.gov). Descriptions in those documents of the risks that may result in material changes to our financial outlook are incorporated by reference in this cautionary statement but are not intended to be a complete list of the risks that could affect the Company. They include factors such as the COVID-19 pandemic and the uncertainty with regard to measures in place to limit its spread and transmission, and its impact on our business; regulatory decisions and developments; the competitive environment; economic performance in Canada, the Company’s earnings and free cash flow and the Company’s levels of capital.

Readers are cautioned not to place undue reliance on forward-looking statements. The forward-looking statements in this news release regarding our financial outlook are presented for the purpose of assisting our investors and others in understanding certain key elements of our expected 2022 financial results as well as our objectives, strategic priorities and business outlook. Such information may not be appropriate for other purposes.

This cautionary statement qualifies all of the forward-looking statements in this document.

TELUS Investor Relations
Robert Mitchell
(647) 837-1606
ir@telus.com

TELUS Media Relations
Steve Beisswanger (514) 865-2787
Steve.Beisswanger@telus.com

LifeWorks Investor and Media Relations
Heather MacDonald
1 (855) 622-3327
media@lifeworks.com